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                                                                                             EXHIBIT (12)(a)

                                                 PACIFICORP
                                     STATEMENTS OF COMPUTATION OF RATIO
                                        OF EARNINGS TO FIXED CHARGES
                                          (IN MILLIONS OF DOLLARS)

                                                       YEAR ENDED DECEMBER 31                  NINE MONTHS
                                           ______________________________________________          ENDED
                                           1992       1993      1994       1995      1996     Sept. 30, 1997
                                           ____       ____      ____       ____      ____     ______________

Fixed Charges, as defined:*

  Interest expense.....................  $  357.6   $  333.5  $  302.0   $  336.4  $  415.0       $331.8
  Estimated interest portion of
    rentals charged to expense.........       6.0        4.8       5.6        4.5       4.1          2.7
  Preferred dividends of
    wholly owned subsidiary............         -          -         -          -      15.3         22.6
                                          _______    _______   _______    _______   _______        _____

          Total fixed charges..........  $  363.6   $  338.3  $  307.6   $  340.9  $  434.4       $357.1
                                          =======    =======   =======    =======   =======        =====

Earnings, as defined:*

  Income from continuing
    operations.........................  $   92.9   $  371.8  $  397.5   $  402.0  $  430.2       $225.3
  Add (deduct):
    Provision for income taxes.........      58.3      163.6     209.0      191.8     236.5        112.4
    Minority interest..................      (0.5)       2.7       1.3        1.4       1.8          1.8
    Undistributed income of less
      than 50% owned affiliates........      (6.3)     (16.2)    (14.7)     (15.0)    (18.2)       (14.9)
    Fixed charges as above.............     363.6      338.3     307.6      340.9     434.4        357.1
                                          _______    _______   _______    _______   _______        _____

          Total earnings...............  $  508.0   $  860.2  $  900.7   $  921.1  $1,084.7       $681.7
                                          =======    =======   =======    =======   =======        =====

Ratio of Earnings to Fixed Charges.....      1.4x       2.5x      2.9x       2.7x      2.5x         1.9x
                                             ====       ====      ====       ====      ====         ====

*"Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred stock dividend requirements of majority-owned subsidiaries.  "Earnings"
represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d)
fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.

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